EXHIBIT 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Bristow Group, Inc.:
We consent to the incorporation by reference in registration statements No. 333-115473 and No. 333-121207 on Form S-8 of Bristow Group, Inc. of our report dated June 8, 2006, with respect to the consolidated balance sheets of Bristow Group, Inc. and subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ investment and cash flows for each of the years in the three-year period ended March 31, 2005, and our report dated June 8, 2006, on management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2006 and the effectiveness of internal control over financial reporting as of March 31, 2006, which reports appear in the March 31, 2006, annual report on Form 10-K of Bristow Group, Inc.
Our report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of March 31, 2006 expresses an opinion that Bristow Group, Inc. and subsidiaries did not maintain effective internal control over financial reporting as of March 31, 2006 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that management has identified and included in its assessment the following material weaknesses as of March 31, 2006; (i) The company did not have sufficient technical expertise to address or establish adequate policies and procedures associated with accounting matters and (ii) The Company did not have sufficient technical tax expertise to establish and maintain adequate policies and procedures associated with the operation of certain complex tax structures.
/s/ KPMG LLP
New Orleans, Louisiana
June 8, 2006